FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Form 6-K as Exhibit 1 is the press release issued by Top Ships Inc. on July 31, 2008, announcing its operating results for the second quarter and first half of 2008.

EXHIBIT 1

NEWS RELEASE for July 31, 2008

Contact:	Michael Mason (investors)	Stamatis Tsantanis, CFO
	Allen & Caron Inc	TOP Ships Inc
	212 691 8087	011 30 210 812 8199
	michaelm@allencaron.com	snt@topships.org

TOP SHIPS REPORTS SECOND QUARTER AND FIRST HALF 2008 FINANCIAL RESULTS

ATHENS, GREECE (July 31, 2008) … TOP Ships Inc. (NasdaqGS:TOPS) today announced its operating results for the second quarter and first half of 2008.

For the three months ended June 30, 2008, the Company reported a net loss of $5,589,000, or $0.22 per share, compared with net income of $7,276,000, or $0.67 per share, for the second quarter of 2007. The weighted average numbers of basic shares used in the computations were 25,182,389 and 10,825,9121 for the second quarter of 2008 and 2007, respectively. The results for the second quarter of 2008 include net charges of $6,661,000, or $0.26 per share of special items2 that affected the Company's net results that are typically excluded by securities analysts in their published estimates of the Company's financial results, which are described in Appendix A to this release. For the three months ended June 30, 2008, operating income was $7,078,000, compared with operating income of $8,651,000 for the second quarter of 2007. Revenues for the second quarter of 2008 were $76,687,000, compared to $75,289,000 recorded in the second quarter of 2007.

For the six months ended June 30, 2008, the Company reported a net loss of $24,430,000, or $1.07 per share, compared with net income of $10,275,000, or $0.95 per share, for the first half of 2007. The weighted average numbers of basic shares used in the computations were 22,738,815 and 10,801,6121 for the first half of 2008 and 2007, respectively. The results for the first half of 2008 include net charges of $23,109,000, or $1.02 per share of special items that affected the Company's net results that are typically excluded by securities analysts in their published estimates of the Company's financial results, which are described in Appendix A to this release. For the six months ended June 30, 2008, operating income was $4,644,000, compared with $12,099,000 for the first half of 2007. Revenues for the six-month period ended June 30, 2008 were $149,324,000, compared to $149,277,000 recorded in the first half of 2007.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented: “We are pleased to see the Company returning to operating profitability after posting losses in the preceding three quarters. We believe that this proves that our strategy to diversify into the drybulk sector and to further unwind our leasing contracts was successful. Moreover, during the second quarter of 2008 we completed a number of transactions in order to further enhance shareholders’ value. The most notable events of the quarter were:

1 Adjusted for our 1:3 reverse stock split effective in March 2008.

2 See Appendix A to this release for information about special items.

▪
The delivery of our last drybulk vessel, which completed the diversification of the Company into the drybulk sector. We agreed to acquire these vessels in July and August of 2007 and since then we have successfully raised debt and equity capital in excess of $390 million to fund our capital expenditures in the drybulk and the tanker sector.

▪
The chartering arrangements of all our drybulk vessels are with major charterers for periods between one and five years. These fixed rate charter agreements significantly reduce any potential downside of the drybulk market for the next years and provide stable operating cash-flows for the Company.

▪
We entered into fixed rate charter agreements for all six of our newbuilding product tankers with three major charterers for periods that range between seven and ten years. These charters have been agreed on a bareboat basis, which not only reduces our long-term market risk relating to the vessels, but also eliminates the Company’s operational risk for that period.

▪	The private placement of 7.3 million common shares for aggregate net proceeds of $51 million.

▪
The agreement to sell five Suezmax tankers built between 1992 and 1996 for an aggregate sale price of $240 million. Two of the vessels have already been delivered and the remaining three are expected to be delivered to their new owners by the end of August 2008. The net proceeds of the sales of approximately $90 million may be applied to acquisitions and general corporate purposes.

▪	Finally we are close to completing the termination of additional vessel charter-in contracts in order to further reduce our future charter hire expense.”

The following key indicators serve to highlight changes in the financial performance of the Company’s vessels during the second quarters and six-month periods ended June 30, 2007 and 2008:

	Suezmax Vessels
	Three Months Ended June 30,			Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	1,122	814	-27.5%	2,292	1,784	-22.2%
Total operating days	1,016	646	-36.4%	2,100	1,370	-34.8%
Utilization	90.6%	79.4%	-12.4%	91.6%	76.8%	-16.2%
TCE[3] per ship per day under spot voyage charter	42,106	42,670	1.3%	40,236	45,342	12.7%
TCE per ship per day under time charter	35,831	41,910	17.0%	35,481	40,209	13.3%
Average TCE	39,840	42,125	5.7%	38,595	42,653	10.5%
Other vessel operating expenses per ship per day	8,371	11,750 *	40.4%	8,300	13,730 *	65.4%

	Handymax Vessels
	Three Months Ended June 30,			Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	1,001	728	-27.3%	1,991	1,456	-26.9%
Total operating days	933	667	-28.5%	1,844	1,288	-30.2%
Utilization	93.2%	91.6%	-1.7%	92.6%	88.5%	-4.5%
TCE per ship per day under spot voyage charter	-	24,363	-	-	24,259	-
TCE per ship per day under time charter	21,554	18,567	-13.9%	20,924	18,461	-11.8%
Average TCE	21,554	19,262	-10.6%	20,924	18,825	-10.0%
Other vessel operating expenses per ship per day	6,190	8,898 *	43.7%	6,382	9,843 *	54.2%

	Tanker Fleet
	Three Months Ended June 30,			Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	2,123	1,542	-27.4%	4,283	3,240	-24.4%
Total operating days	1,949	1,313	-32.6%	3,944	2,658	-32.6%
Utilization	91.8%	85.1%	-7.2%	92.1%	82.0%	-10.9%
TCE per ship per day under spot voyage charter	42,106	38,846	-7.7%	40,236	43,068	7.0%
TCE per ship per day under time charter	25,585	27,176	6.2%	25,032	26,444	5.6%
Average TCE	31,086	30,511	-1.9%	30,333	31,106	2.6%
Other vessel operating expenses per ship per day	7,343	10,404	41.7%	7,408	11,983	61.8%

	Drybulk Fleet
	Three Months Ended June 30,			Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)	2007	2008	Change	2007	2008	Change
Total available ship days	-	470	-	-	860	-
Total operating days	-	466	-	-	851	-
Utilization	-	99.1%	-	-	99.0%	-
TCE per ship per day under spot voyage charter	-	-	-	-	-	-

3 Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by voyage days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

	Suezmax Vessels
	Three Months Ended June 30,				Six Months Ended June 30,
TCE per ship per day under time charter	-	50,071		-	-	50,559		-
Average TCE	-	50,071		-	-	50,559		-
Other vessel operating expenses per ship per day	-	5,409	*	-	-	6,513	*	-

	Total Fleet
	Three Months Ended June 30,				Six Months Ended June 30,
(In U.S. Dollars unless otherwise stated)	2007	2008		Change	2007	2008		Change
Total available ship days	2,123	2,012		-5.2%	4,283	4,100		-4.3%
Total operating days	1,949	1,779		-8.7%	3,944	3,509		-11.0%
Utilization	91.8%	88.4%		-3.7%	92.1%	85.6%		-7.1%
TCE per ship per day under spot voyage charter	42,106	38,846		-7.7%	40,236	43,068		7.0%
TCE per ship per day under time charter	25,585	34,754		35.8%	25,032	33,852		35.2%
Average TCE	31,086	35,635		14.6%	30,333	35,824		18.1%
Other vessel operating expenses per ship per day	7,343	9,237		25.8%	7,408	10,836		46.3%
General and administrative expenses per ship per day**	2,631	3,706		40.9%	2,518	3,698		46.9%

* Other vessel operating expenses per ship per day for our Suezmax, Handymax and Drybulk vessels for the second quarter of 2008 include approximately $392, $861 and $0, respectively, and for the first half of 2008 include approximately $3,043, $1,241 and $408, respectively, for specific unexpected repairs.

** General and Administrative expenses per ship per day include approximately $138 and $324 for the three-month period and $178 and $323 for the six-month period ended June 30, 2007 and 2008, respectively, of non-cash restricted stock expense, specific legal fees and depreciation for other fixed assets.

Fleet Report:

As of June 30, 2008, the Company’s fleet consisted of 21 vessels, or 1.9 million dwt (including 11 owned and 10 vessels sold and leased back for a period of five to seven years) as compared to 23 vessels, or 2.3 million dwt on June 30, 2007 (including 9 owned and 14 vessels sold and leased back for a period of 5 to 7 years).

In June 2008, the Company entered into agreements to sell five Suezmax tankers (M/T Stormless, M/T Edgeless, M/T Ellen P., M/T Limitless and M/T Endless) to unrelated third parties for a total consideration of $240.0 million. The M/T Stormless was delivered to its new owners on June 26, 2008 and a gain from the sale of $1.8 million was recognized upon that vessel’s delivery. The M/T Edgeless was delivered to its new owners on July 10, 2008 and a gain from the sale of approximately $2.9 million will be recognized in the third quarter of 2008. The remaining three vessels are expected to be delivered to their new owners by the end of August 2008. A gain from these sales of approximately $16.6 million will be recognized upon these vessels’ deliveries.

Fleet Deployment:

During the second quarter of 2008, the Company had approximately 78% of the fleet’s operating days on long-term employment contracts. As of June 30, 2008, fifteen of the Company’s 21 vessels were on time charter contracts with an average term of over two years with all but seven of the time charters including profit sharing agreements.

Tanker Vessels:

During the second quarter of 2008, five of the Company’s Suezmax tankers operated in the spot market, earning on average $42,670 per vessel per day on a time charter equivalent (TCE) basis.

During the second quarter of 2008, four of the Company’s Suezmax tankers operated under time charter contracts, earning on average $41,910 per vessel per day on a time charter equivalent (TCE) basis.

Seven out of the Company’s eight Handymax tankers operate under long term employment agreements that provide for a base rate and additional profit-sharing.

During the second quarter of 2008, seven of the Company’s Handymax tankers earned on average $18,567 per vessel per day on a time charter equivalent (TCE) basis, including the profit-sharing allocated to the Company.

During the second quarter of 2008, one of the Company’s Handymax tankers operated in the spot market, earning on average $24,363 per vessel per day on a time charter equivalent (TCE) basis.

Drybulk Vessels:

During the second quarter of 2008, all Company’s drybulk vessels operated under time charter contracts, earning on average $50,071 per vessel per day on a time charter equivalent (TCE) basis, including the amortization of the fair value of time charter contracts of $10,417 per vessel per day.

The following table presents the Company’s current fleet list and employment:

	Dwt	Year Built E	Charter Type	ExpiryF	Daily Base Rate	Profit Sharing Above Base Rate (2008)
7 Suezmax Tankers
TimelessB	154,970	1991	Spot
FlawlessB	154,970	1991	Spot
StoplessB	154,970	1991	Time Charter	Q3/2008	$35,000	50% thereafter
PricelessB	154,970	1991	Spot
EndlessD, H	135,915	1992	Time Charter	Q3/2008 C	$36,500	None
LimitlessD, H	136,055	1993	Spot
Ellen PD, H	146,286	1996	Time Charter	Q2/2009	$44,500	None

8 Handymax Tankers
SovereignA	47,084	1992	Spot
RelentlessA	47,084	1992	Time Charter	Q3/2009	$14,000	50% thereafter
VanguardB	47,084	1992	Time Charter	Q1/2010	$15,250	50% thereafter
SpotlessB	47,094	1991	Time Charter	Q1/2010	$15,250	50% thereafter
DoubtlessB	47,076	1991	Time Charter	Q1/2010	$15,250	50% thereafter
FaithfulB	45,720	1992	Time Charter	Q2/2010	$14,500	100% first $500 + 50% thereafter
DauntlessD	46,168	1999	Time Charter	Q1/2010	$16,250	100% first $1,000 + 50% thereafter
Ioannis PD	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter
6 Newbuilding Product Tankers
Hull S-1025	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400	None
Hull S-1026	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None
Hull S-1027	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300	None
Hull S-1029	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300	None
Hull S-1031	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None
Hull S-1033	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None

Total Tanker dwt	1,711,792

5 Drybulk Vessels
CycladesD	75,681	2000	Time Charter	Q2/2011	$50,860	None
AmalfiD	45,526	2000	Time Charter	Q1/2009	$22,000	None
Voc GallantD	51,200	2002	Bareboat Charter	Q2/2012	$25,650G	None
PepitoD	75,928	2001	Time Charter	Q2/2013	$38,950	None
AstraleD	75,933	2000	Time Charter	Q2/2009	$67,500	None

Total Drybulk dwt	324,268

TOTAL DWT	2,036,060

A. Vessels sold and leased back in August and September 2005 for a period of 7 years.
B. Vessels sold and leased back in March 2006 for a period of 5 years.
C. Charterers have option to extend contract for an additional four-year period.
D. Owned vessels.
E. Year of delivery for the newbuilding product tankers.
F. For the newbuilding product tankers, the expected expiry is inserted.
G. From May/June 2009 until May/June 2012, the daily base rate will be $24,000.
H. The Company has entered into an agreement to sell this vessel. Delivery of the vessel to its purchasers is expected during the third quarter of 2008.

Liquidity and Capital Resources

As of June 30, 2008, Top Ships had total indebtedness under senior secured credit facilities of $477.0 million (including the $119.3 million classified as current portion and associated with the agreed sale of the four remaining Suezmaxes and excluding unamortized financing fees of $2.8 million) with its lenders, the Royal Bank of Scotland (“RBS”), HSH Nordbank (“HSH”), DVB Bank (“DVB”), Alpha Bank (“ALPHA”) and Emporiki Bank (“EMPORIKI”), maturing from 2008 through 2015.

Since the Company’s formation, the sources of funds have been cash from operations, long-term borrowings and equity provided by the shareholders. The Company’s principal use of funds has been capital expenditures to establish and grow its fleet, maintain the quality of its vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding served loan facilities. The Company expects to rely upon operating cash flows, long-term borrowings and equity financings to implement its future growth plan.

In December 2007 and in April 2008, the Company raised $120.0 million of equity capital to fund its diversification in the dry bulk sector and its newbuilding program. All drybulk vessels of the Company have been chartered under long-term employment agreements that are expected to provide a secured stream of drybulk revenues and operating cash flows. Moreover, the long-term employment agreements for the majority of the tanker fleet, in combination with recently significantly improved spot market rates are expected to increase tanker revenues.

Moreover, in June 2008 the Company entered into an agreement to sell five double-hull Suezmax tankers built between 1992 and 1996 for an aggregate sale price of $240 million. Two of the vessels have already been delivered and the remaining three are expected to be delivered to their new owners by August 2008 and the net proceeds from the sale (after debt repayment of $119.3 million and other sale-related expenses) will be approximately $90 million.

Therefore, the Company expects that its working capital generation, in combination with the existing cash balances, its recent equity offerings and the net proceeds from the sale of the five Suezmax tankers will be sufficient to cover its liquidity requirements for the next year, other than the financing of the newbuildings. As to those, the Company has received firm commitments from two banks for the financing of three of its newbuildings, and is finalizing the agreement to finance the remaining three newbuildings with one bank.

As of June 30, 2008, the Company has three interest rate swap agreements with RBS for the amounts of $26.9 million, $10.0 million and $10.0 million for a remaining period of one, five and five years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66% (in addition to the applicable margin), 4.23% and 4.11%, respectively. The Company also has one interest rate swap agreement with HSH for the amount of $35.5 million for a remaining period of three years, at a fixed interest rate of 4.80% in addition to the applicable margin. The Company also has one interest rate swap agreement with Egnatia Bank for the amount of $10.0 million for a remaining period of five years, respectively. Under this agreement the interest rate is fixed at an effective annual rate of 4.76%. In addition, the Company has two interest rate swap agreements with HSH for the amounts of $17.0 million and $8.0 million for a remaining period of five years. The above swaps of $10.0 million, $10.0 million and $10.0 million, include steepening terms based on the two and 10 year U.S. Dollar swap difference, which is calculated quarterly in arrears. The interest rate for the remaining balance of the loans is LIBOR, plus the margin.

In November 2007, the Company entered into an interest rate derivative contract, under which the Company will pay five annual interest payments on a notional amount of $85.0 million. Based on the cumulative performance of a portfolio of systematic foreign exchange trading strategies, the interest payments will have a minimum floor at 0.00% and a cap at 7.50%.

In April 2008, the Company mutually agreed with Deutsche Bank to terminate the $50.0 million swap. The then outstanding liability of $7.5 million is scheduled to be repaid by September 30, 2008, in varying installments. During the second quarter of 2008, the Company paid $3.3 million, resulting in a balance outstanding as of June 30, 2008 of $4.2 million.

In May 2008, the Company entered into an interest rate swap agreement for a notional amount of $20.0 million for a seven year period. This swap includes steepening terms based on the two and 10 year Euro swap difference, which is calculated quarterly in arrears.

On June 30, 2008, the Company’s ratio of indebtedness to total capital was approximately 66.5%.

In April 2008, the Company privately placed 7.3 million common shares for aggregate net proceeds of $50.6 million with various investors. The 7.3 million shares were sold for $7.00 per share, which represents a discount of 15.5 percent based on the closing share price of $8.28 on April 23, 2008. Proceeds from this offering were used for debt repayment and for general corporate purposes. On July 3, 2008 the Company filed a registration statement to register those shares for resale, which was declared effective on July 15, 2008.

In April 2008 and June 2008, following the sale of M/V Bertram and M/T Stormless, respectively, the then outstanding loan amounts were fully repaid. In May 2008, the Company took delivery of the drybulk vessel M/V Astrale. The acquisition cost was partially financed through a long-term bank loan, maturing in April 2013.

In addition, in May and June 2008, the Company paid the second installment for the construction of three vessels, which was partly financed from the revolving credit facility with RBS.

Conference Call and Webcast

Top Ships’ management team will host a conference call to review the results and discuss other corporate news and its outlook on Thursday, July 31, 2008, at 10:00 AM ET.

Those interested in listening to the live webcast may do so by going to the Company's website at http://www.topships.org, or by going to http://www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialling 1-877 660-6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 292357. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through August 7, 2008.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. Upon delivery of the five suezmaxes to their new owners the Company will operate a combined tanker and drybulk fleet as follows:

--
a fleet of 12 tankers, consisting of 4 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 1.0 million dwt, of which 86% are sister ships. Eight of the Company's 12 tankers will be on time charter contracts with an average term of two years with all of the time charters including profit sharing agreements above their base rates. In addition, the Company has ordered six newbuilding product tankers, which are expected to be delivered in the first half of 2009. All the expected newbuildings have fixed rate bareboat employment agreements for periods between seven and ten years.

--
a fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt, of which 70% are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 30 months.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward- looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

TABLES FOLLOW

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2007	2007	2008	2007	2007	2008
	As originally reported under the deferral method	As computed under the direct expense method		As originally reported under the deferral method	As computed under the direct expense method
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:

Revenues	$75,289	$75,289	$76,687	$149,277	$149,277	$149,324

EXPENSES:

Voyage expenses	14,702	14,702	13,293	29,644	29,644	23,617
Charter hire expense	26,858	26,858	15,854	56,356	56,356	33,842
Amortization of deferred gain on sale and leaseback of vessels	(2,208)	(2,208)	(1,406)	(4,641)	(4,641)	(2,703)
Other vessel operating expenses	15,589	15,589	18,585	31,730	31,730	44,427
Dry-docking costs	-	2,521	4,983	-	4,505	9,032
Depreciation	5,490	5,490	10,442	10,729	10,729	20,952
Amortization of dry-docking costs	4,008	-	-	8,044	-	-
General and administrative expenses	5,586	5,586	7,457	10,784	10,784	15,162
Foreign currency (gains) / losses, net	61	61	19	32	32	551
(Gain) / loss on sale of vessels	(1,961)	(1,961)	382	(1,961)	(1,961)	(200)
Operating income	7,164	8,651	7,078	8,560	12,099	4,644

OTHER INCOME (EXPENSES):

Interest and finance costs	(3,515)	(3,515)	(10,638)	(6,488)	(6,488)	(18,584)
Fair value change of financial instruments	1,292	1,292	(2,301)	3,003	3,003	(11,160)
Interest income	841	841	233	1,666	1,666	663
Other, net	7	7	39	(5)	(5)	7
Total other expenses, net	(1,375)	(1,375)	(12,667)	(1,824)	(1,824)	(29,074)

Net Income (loss)	$5,789	$7,276	$(5,589)	$6,736	$10,275	$(24,430)

Earnings (loss) per share, basic and diluted	$0.53	$0.67	$(0.22)	$0.62	$0.95	$(1.07)

Weighted average common shares outstanding, basic	10,825,912	10,825,912	25,182,389	10,801,612	10,801,612	22,738,815

Weighted average common shares outstanding, diluted	10,838,880	10,838,880	25,182,389	10,814,580	10,814,580	22,738,815

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31,	June 30,
	2007	2008

ASSETS	(Unaudited)	(Unaudited)

CASH AND CASH EQUIVALENTS	$26,012	$24,807
OTHER CURRENT ASSETS	29,881	29,033
NET INVESTMENT IN CAPITAL LEASE	-	40,500
VESSEL HELD FOR SALE	46,268	171,560
ADVANCES FOR VESSELS ACQUISITIONS / UNDER CONSTRUCTION	66,026	82,781
VESSELS, NET	553,891	426,227
OTHER NON-CURRENT ASSETS	28,339	27,338
RESTRICTED CASH	26,500	30,000

Total assets	$776,917	$832,246

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT PORTION OF LONG-TERM DEBT	$107,488	$216,972
OTHER CURRENT LIABILITIES	45,802	49,289
FINANCIAL INSTRUMENTS, NET OF CURRENT PORTION	10,683	17,876
FAIR VALUE OF BELOW MARKET TIME CHARTER	29,199	14,753
LONG-TERM DEBT, NET OF CURRENT PORTION	331,396	257,262
DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS	40,941	37,569

Total liabilities	565,509	593,721

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	211,408	238,525

Total liabilities and stockholders' equity	$776,917	$832,246

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Six Months Ended
	June 30,
	2007	2007	2008
	As originally reported under the deferral method	As computed under the direct expense method
	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from (used in) Operating Activities:

Net income (loss)	$6,736	$10,275	$(24,430)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	19,281	11,237	25,401
Stock-based compensation expense	296	296	948
Change in fair value of financial instruments	(3,003)	(3,003)	11,160
Financial instrument termination payments	-	-	(3,300)
Amortization of deferred gain on sale and leaseback of vessels	(4,641)	(4,641)	(2,703)
Amortization of fair value below market time charter	-	-	(10,953)
Loss on sale of other fixed assets	61	61	25
Gain on sale of vessels	(1,961)	(1,961)	(200)
Payments for dry-docking	(9,312)	-	-
Change in operating assets and liabilities	1,692	(3,115)	507
Net Cash from (used in) Operating Activities	9,149	9,149	(3,545)

Cash Flows from (used in) Investing Activities:

Principal payments received under capital lease	-	-	5,500
Principal payments paid under capital lease	-	-	(68,828)
Advances for vessels acquisitions / under construction	(15,360)	(15,360)	(37,070)
Vessel acquisitions and improvements	(187,360)	(187,360)	(118,142)
Insurance claims recoveries	-	-	1,297
Increase in restricted cash	-	-	(3,500)
Net proceeds from sale of vessels	51,974	51,974	140,259
Net proceeds from sale of other fixed assets	28	28	49
Acquisition of other fixed assets	(2,022)	(2,022)	(601)
Net Cash used in Investing Activities	(152,740)	(152,740)	(81,036)

Cash Flows from (used in) Financing Activities:

Proceeds from long-term debt	157,500	157,500	158,078
Payments of long-term debt	(28,860)	(28,860)	(125,384)
Financial instrument upfront receipt	-	-	1,500
Issuance of common stock, net of issuance costs	23,778	23,778	50,601
Cancellation of fractional shares	-	-	(2)
Payment of financing costs	(1,554)	(1,554)	(1,417)
Net Cash from Financing Activities	150,864	150,864	83,376

Net increase (decrease) in cash and cash equivalents	7,273	7,273	(1,205)

Cash and cash equivalents at beginning of period	29,992	29,992	26,012

Cash and cash equivalents at end of period	$37,265	$37,265	$24,807

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$5,071	$5,071	$12,834

NON-CASH TRANSACTIONS

Fair value below market time charter	$-	$-	$12,647
Amounts owed for capital expenditures	$-	$-	$364

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

Set forth below are some of the significant items of income and expense that affected the Company's net results for the second quarter and six-month periods ended June 30, 2007 and 2008, all of which items are typically excluded by securities analysts in their published estimates of the Company's financial results:

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended									Six Months Ended
Description	June 30, 2007						June 30, 2008			June 30, 2007						June 30, 2008
	As originally reported under the deferral method			As computed under the direct expense method						As originally reported under the deferral method			As computed under the direct expense method
	(unaudited)						(unaudited)			(unaudited)						(unaudited)
	$		Per Share	$		Per Share	$		Per Share	$		Per Share	$		Per Share	$		Per Share

Reported net income (loss)		5,789	0.53		7,276	0.67		(5,589)	(0.22)		6,736	0.62		10,275	0.95		(24,430)	(1.07)

Restricted share plan to officers and personnel (1)		145	0.01		145	0.01		465	0.02		296	0.03		296	0.03		948	0.04
Change of fair value of financial instruments		(1,292)	(0.12)		(1,292)	(0.12)		2,301	0.09		(3,003)	(0.28)		(3,003)	(0.28)		11,160	0.49
Specific legal fees (2)		-	-		-	-		-	-		192	0.02		192	0.02		-	-
Amortization of financing fees (3)		-	-		-	-		2,563	0.10		-	-		-	-		3,614	0.16
(Gain) loss on sale of vessels		(1,961)	(0.18)		(1,961)	(0.18)		382	0.02		(1,961)	(0.18)		(1,961)	(0.18)		(200)	(0.01)
Specific repairs (4)		237	0.02		237	0.02		950	0.04		625	0.06		625	0.06		7,587	0.33

Total		(2,871)	(0.27)		(2,871)	(0.27)		6,661	0.26		(3,851)	(0.36)		(3,851)	(0.36)		23,109	1.02

Net income (loss) after specific items		2,918	0.26		4,405	0.40		1,072	0.04		2,885	0.26		6,424	0.59		(1,321)	(0.05)

(1) Relates to stock-based compensation expense
(2) Relates to legal fees incurred due to the class action lawsuit
(3) Amortization of financing fees relating to bridge loan with DVB and write-off of financing fees due to sale of vessels
(4) Special unexpected repairs, net of $1,172 and $1,297 of claims received during the second quarter and first half of 2008, respectively

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: October 2, 2008	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 924278